                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2002

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    V                           Form 40-F ______
                      -------

            (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes ______                                     No    V
                                                              -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                 TSMC Monthly Sales Report - November 2002

Hsin-Chu, Taiwan, December 9, 2002-Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM) today announced that net sales for November 2002 totaled NT$14,582 million, while revenues from January to November 2002 were NT$149,620 million.

TSMC Spokesperson Mr. Harvey Chang noted that due to sustained seasonal demand, unit sales for November 2002 decreased only slightly compared to October 2002. As a result, net sales for November 2002 registered a 4.3% decrease relative to October 2002 and a 31.9% increase on a year-over-year basis. The Company's sales revenues from January through November 2002 increased 31.1% over the corresponding period of 2001.

Mr. Chang also stated that due to the recent pick-up in PC demand and increased demand for communication products for seasonal sales, the Company's wafer shipment for the fourth quarter of 2002 would approximately equal those of the third quarter of 2002. The Company's utilization rate for the fourth quarter of 2002 is expected to be close to 60 percent. In addition, the average selling price (ASP) for the fourth quarter of 2002 is expected to rise slightly compared to the third quarter of 2002.

                                      # # #

Sales Report: (Unit: NT$ million)
--------------------------------------------------------------------------------

Net Sales                              2002/(1)/      2001          Growth
--------------------------------------------------------------------------------

November                                14,582       11,059          31.9%
--------------------------------------------------------------------------------

January through November               149,620      114,155          31.1%
--------------------------------------------------------------------------------

(1): Year 2002 figures have not been audited.

TSMC Spokesperson:
------------------
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:
----------------------------------------
Mr. J.H. Tzeng                          Mr. Jesse Chou                     Ms. Shan-Shan Guo
PR Department Manager, TSMC             Public Affairs Manager, TSMC       PR Manager, TSMC
Tel: 886-3-567-3338                     Tel:886-3-5673347 (O)              Tel:886-3-5673345(O)
     886-928-882-607(Mobile)                886-932-113-258(Mobile)            886-939-059-246 (Mobile)
Fax: 886-3-567-0121                     Fax:03-5670121                     Fax:03-5670121
E-mail: jhtzeng@tsmc.com.tw             E-Mail:jhchoua@tsmc.com.tw         Email: ssguo@tsmc.com.tw
        -------------------                    -------------------                -----------------

               Taiwan Semiconductor Manufacturing Company Limited
                               December 09, 2002

This is to report the changes or status of 1)Sales volume 2) funds lent to other parties 3) Endorsements and quarantees 4) Financial derivative transactions for the period of November 2002.

1) Sales volume (NT$:Thousand)

----------------------------------------------------------------------------------------------------
      Time           Items                2002              2001           Changes             (%)
----------------------------------------------------------------------------------------------------
Nov               Invoice amount       14,739,953         9,906,489           4,833,464      48.79%
----------------------------------------------------------------------------------------------------
Jan - Nov         Invoice amount      150,599,768       115,831,156          34,768,612      30.02%
----------------------------------------------------------------------------------------------------
Nov               Net sales            14,582,366        11,058,792           3,523,574      31.86%
----------------------------------------------------------------------------------------------------
Jan - Nov         Net sales           149,620,428       114,154,728          35,465,700      31.07%
----------------------------------------------------------------------------------------------------

2) Funds lent to other parties (NT$Thousand)

------------------------------------------------------------------------------------------------------------
                                         Limit of lending            November        Bal. As of period end
------------------------------------------------------------------------------------------------------------
TSMC                                             39,845,773                    -                           -
------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries                              27,145,980                  510                     348,120
------------------------------------------------------------------------------------------------------------

3) Endorsements and quarantees (NT$ Thousand)

------------------------------------------------------------------------------------------------------------
                                    Limit of endorsements            November        Bal. As of period end
------------------------------------------------------------------------------------------------------------
TSMC                                             59,768,660               34,680                  23,672,160
------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries                                     N/A                    0                           0
------------------------------------------------------------------------------------------------------------
TSMC endorses for subsidiaries                                            34,680                  23,672,160
------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for TSMC                                           0                           0
------------------------------------------------------------------------------------------------------------
TSMC endorses for PRC companies                                                0                           0
------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for PRC companies                                  0                           0
------------------------------------------------------------------------------------------------------------

4) Financial derivatives transactions
a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

------------------------------------------------------------------------------------------------------------
      Underlying assets / liabilities             Liabilities:              YEN:               2,646,925,000
                                                               ---------------------------------------------
                                                                            EUR:                 105,000,000
                                               -------------------------------------------------------------
                                                       Assets:               US$                 720,000,000
------------------------------------------------------------------------------------------------------------
       Financial instruments                                                            FX forward contracts
------------------------------------------------------------------------------------------------------------
        Realized profit (loss)                                                                  NT$1,536,114
------------------------------------------------------------------------------------------------------------

a-2. Hedging purpose  (for  the position of floating rate liabilities)

------------------------------------------------------------------------------------------------------------
      Underlying assets / liabilities             Liabilities:                              NT$5,000,000,000
------------------------------------------------------------------------------------------------------------
        Financial instruments                                                             Interest rate swap

------------------------------------------------------------------------------------------------------------
        Realized profit (loss)                                                                             -
------------------------------------------------------------------------------------------------------------

       b. Trading purpose: None.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Taiwan Semiconductor Manufacturing Company Ltd.


Date: December 9, 2002         By /s/ Harvey Chang
                                 --------------------------------------
                               Harvey Chang

                               Senior Vice President & Chief Financial Officer